Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

January 25, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: Celia A. Soehner

Re:	Generac Holdings Inc.
Registration Statement on Form S-1
File No. 333-162590

Dear Ms. Soehner:

On behalf of our client, Generac Holdings Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company (File No. 333-162590), together with exhibits thereto.

Set forth below in bold are each of the comments in the Staff’s letter of January 21, 2010.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Amendment of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Prospectus summary, page 1

1.                                      Please provide us a complete copy of the material mentioned in your response to prior comment 1.

The Company has supplementally provided the Staff with a complete copy of the Frost & Sullivan report, dated November 2009, in response to the Staff’s comment.  As previously indicated, the Company confirms that the November 2009 Frost & Sullivan report is the latest report available, the report is publicly available for a fee, the Company has not paid for the compilation of the data in the report, the report was not prepared for use in the Registration Statement and no consents are required because the report is publicly available.

Our competitive strengths, page 3

2.                                      We note your revisions in response to prior comment 2.  However, given that the disclosure appears in the section of your summary where you identify your strengths versus competitors, your disclosure continues to appear to indicate that you have a lower cost structure than your competitors.  We also note that you have not revised similar disclosure on page 82.  Therefore, we reissue prior comment 2.

As discussed with the staff, the Company has revised the disclosure on page 3 to indicate that it has a competitive cost structure and to describe the Company’s basis for this disclosure.  In addition, the Company has conformed the language on page 83 to the language on page 3. The Company believes that these revisions eliminate any suggestion that its cost structure is lower than its competitors’.

Dilution, page 39

3.                                      We note in your response to prior comment 5 that you added disclosure on page 39 to include a reference to the fact that the number of shares issuable upon conversion of existing shares is subject to adjustment. However, we do not see this disclosure.  Please advise or revise.

The Company respectfully advises the Staff that it did not add disclosure to include a reference to the fact that the number of shares issuable upon conversion of existing shares is subject to adjustment, because as noted in our responses to prior comments 5 and 6, the absolute aggregate number of shares of common stock to be issued to existing holders as a result of the Corporate Reorganization and the relationship between the number of shares to be issued to existing shareholders and the number of shares to be issued to new investors in the offering will not change, due to the impact of the reverse stock split.

Corporate reorganization, page 47

4.                                      We note your response to prior comment 6 and the related revisions to this section.  With a view toward clarified disclosure:

•                                          please tell us clearly how each portion of the conversion formulae achieves the purpose of “taking into account the value, rights and preferences” of your existing securities.  Include in your response an explanation of how the different numbers in the conversion formulae were selected;

•                                          using a reasonable range of offering prices and closing dates, please show us how the conversion rates would change; and

•                                          using a reasonable range of reverse stock split ratios, please show us how changes in the ratio would affect the number of common shares issued in the conversions, the number of shares to be issued in this offering, the beneficial ownership table as mentioned in footnote 3 on page 122, and the total number of shares outstanding.

As discussed with the Staff, as described on pages 47-48, the conversion formulae are set forth in the Company’s certificate of incorporation. Accordingly, the Company believes that it would not be appropriate to state that these formulae, as applied to the corporate reorganization, have been “selected.” However, as discussed with the Staff, the Company has revised the disclosure on page 47 to summarize concisely the rationale for and effect of the corporate reorganization, including the conversions of our Series A Preferred Stock and Class B Common Stock and the reverse stock split.

The Company has supplementally provided the Staff with spreadsheets showing how a range of offering prices and closing dates would change the conversion rates. These spreadsheets also show how changes in the reverse stock split ratio are a function of the offering price and closing date, and how changes in the reverse stock split ratio would affect the number of common shares issued in the conversions, the number of shares issued in this offering, the beneficial ownership table and the total number of shares outstanding. In addition, the Company has revised page 124 and note 4 on page 126 to highlight the minimal impact that changes in the public offering price would have on the allocation of shares to the principal stockholders.

Liquidity and capital resources, page 61

5.                                      Please update this section to disclose any current intentions that you have to use cash to pay down loans. Refer to Regulation S-K Item 303(a)(1).  We note in this regard the disclosure you have added in the second full paragraph at the top of page 37.

The Company has revised the disclosure on page 63 include the Company’s current intention to use cash to pay down loans.

History, page 86

6.                                      Please expand your response to prior comment 8 to explain in greater detail what you mean by the “limited scope of” and “protections provided by” the license agreement.  It is unclear from your current response and added disclosure on page 86 why you do not believe that a third party’s right to use the “Generac Portable Products” trademark is a material risk.

Following discussion with the Staff, the Company has revised the risk factor on page 19 to describe the potential risk that the Company’s business could be negatively impacted if a third party uses the trademark. The Company has also modified the disclosure on page 87 to amplify why it believes that the existence of this license will not have a material adverse impact on its operations.

Our products, page 86

7.                                      We note your response to prior comment 9.  However, we also note your disclosure under “Net sales” on pages 56 and 58, in which you state that increases in sales were driven in part by your air-cooled product line. It remains unclear how you have complied with Regulation S-K Item 101(c)(1)(i).  Please advise.

As discussed with the Staff, the Company respectfully advises the Staff that the Company does not view its “air-cooled product line” as a separate class of products within the meaning of Item 101(c)(1)(i) of Regulation S-K. The Company’s classes of products consist of residential power products, industrial and commercial power products and other power products. The term “air-cooled” merely describes the type of engine used in a residential power product, and the products within the Company’s “air-cooled product line,” like all of the Company’s residential power products, have the same end-users and the same primary customer usage: standby power for homes.

Director compensation, page 96

8.                                      Please provide the table required by Regulation S-K Item 402(k).

The Company has revised the disclosure on page 97 to present the information in a table as required by Regulation S-K Item 402(k).

Compensation discussion and analysis, page 101

9.                                      Refer to prior comment 12.  Please update all of your compensation disclosure.  For example, we note that you have not updated the 2008 discussion at the bottom of page 103.

The Company has revised the disclosure on pages 102-117 to update the compensation discussion for the fiscal year ended December 31, 2009, to the extent such information is available as the Company completes its fiscal year-end financial statements.

Role of the compensation committee, page 101

10.                               We reissue the second sentence of prior comment 11.  It is unclear from your revised disclosure on page 102 where the compensation paid to your named executive officers fell within the 35% range that you have disclosed as “reasonable.”

The Company has clarified the disclosure on page 103 in response to the Staff’s comment.

Executive compensation, page 106

11.                               We note your response to prior comment 12 that you have updated your disclosure in this section “to the extent such information is available.”  Please refer to instruction 1 to Regulation S-K Item 402(c)(2)(iii) and (iv) and also to Regulation S-K Compliance and Disclosure Interpretation 217.11, available on the Commission’s website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, and revise your disclosure accordingly.

The Company has revised the disclosure on page 107 to include footnote disclosure that clarifies that the information will be available on March 15, 2010.

Summary compensation table, page 106

12.                               We note your disclosure in response to prior comment 13.  Please add footnote disclosure addressing assumptions.  See the instruction to Regulation S-K Item 402(c)(2)(v) and (vi).

The Company has revised the disclosure on page 107 to include footnote disclosure describing the calculations required and the assumptions utilized to determine the amount of stock awards for the periods shown.

13.                               Please tell us why the bonuses paid to Mr. Feng in December 2009, as discussed at the top of page 112, are not reflected in the summary compensation table.

The Company has revised the disclosure on page 107 to include in the summary compensation table the bonuses paid to Mr. Feng.

Employment agreements and severance benefits, page 110

14.                               We note your disclosure in the first paragraph on page 112 regarding Mr. Feng.

•                                          Please clarify how the $10,000 one-time bonus and the $219,742 “special cash bonus” are consistent with footnote (1) to your summary compensation table on page 106.

•                                          Please provide additional disclosure that discusses what the “special cash bonus” was designed to reward, why you chose to pay such bonus, how you determined the amount of the bonus and how the bonus fit into your overall compensation objectives. Refer to Regulation S-K Item 402(b)(1).

•                                          Please tell us whether you previously have awarded “special cash bonuses” to your named executive officers, and if so, describe with specificity the circumstances surrounding the award.

As noted in the answer to comment 13 above, the Company has revised the disclosure on page 107 to include in the summary compensation table the bonuses paid to Mr. Feng.

The Company has revised the disclosure on pages 113-114 to provide additional details regarding these bonuses.

The Company respectfully advises the Staff that no other “special cash bonuses” were awarded to its named executive officers.

Certain relationships and related person transactions, page 115

15.                               The instruction you cite in response 15 applies only if the related person’s interest arose solely from ownership of your equity securities and all holders received the same pro rata benefit.  In contrast, you are disclosing transactions involving another entity and non-pro rata stock purchase transactions.  Therefore, please disclose each related person’s interest in the transactions.

As discussed with the Staff, the Company respectfully advises the Staff that the citation to Instruction 7(c) to Regulation S-K Item 404(a) referred only to consideration paid to executive officers for their shares of the Predecessor in the 2006 CCMP Transactions, as described in the second paragraph under “Certain relationships and related person transactions—CCMP transactions.” As previously disclosed, all shareholders of the Predecessor received the same consideration for their holdings in the CCMP Transactions. In addition, as discussed with the Staff, the Company has revised the disclosure on page 122 to include the price paid per share for executive officers and related entities in connection with the share purchases described in this section.

16.                               Given our prior comment 15, it is unclear why you have not included disclosure pursuant to Regulation S-K Item 404(a) for the related-person lease mentioned on page F-38.  Refer to comment 60 in our letter issued November 16, 2009.  Please advise, or revise to include the related-person disclosure.

As discussed with the Staff, the Company has not included disclosure in this section for the lease mentioned on page F-38 because the transaction does not involve an amount that exceeds the $120,000 threshold contained in Regulation S-K Item 404(a).

Preemptive rights, page 117

17.                               We note your response to prior comment 16; however, it appears that you continue to omit previously included disclosure.  Specifically, you previously disclosed that following your September 2009 issuance of 2,000 shares of your Series A Preferred Stock, CCMP transferred such shares “to certain investment funds affiliated with CCMP and certain members of our management” in accordance with the preemptive rights provisions of the Shareholders Agreement.  Refer to the last sentence under “Sales of Series A Preferred Stock” on page 102 of your registration statement filed October 20, 2009.  It remains unclear where in this section you have disclosed this transfer.  Please advise.

The Company respectfully advises the Staff that the disclosure under “Preemptive rights” on pages 120-121 describes all of the issuances and transfers of shares to related persons in September 2009 that were effected by the Company and CCMP to satisfy the preemptive rights under the Company’s shareholders’ agreement in connection with the issuances of Series A Preferred Stock from December 2008 to July 2009.  As disclosed in the second complete sentence on page 121, such preemptive rights of related persons were satisfied by (i) the transfer of 444.0373 shares of the Company’s Series A Preferred Stock from affiliates of CCMP to CCMP Generac Co-Invest, L.P., and (ii) the sale of 1978.7600 shares of the Company’s Series A Preferred Stock by the Company to members of management.  The sentence to which the Staff refers in the registration statement filed on October 20, 2009 (i.e., “… to certain investment funds affiliated with CCMP and certain members of our management”) was inaccurate because CCMP only transferred shares to CCMP Generac Co-Invest L.P. in such instance; this discrepancy was corrected by revised disclosure in subsequent filings.

Financial Statements, page F-1

Note 1.  Basis of Presentation, page F-44

Restatement of Consolidated Financial Statements, page F-45

18.                               Please show us how you previously calculated the fair value of your interest rate swap contracts and how you are now calculating the amount as a result of your restatement.  Cite the accounting literature upon which you relied.

The Company respectfully advises the Staff that there was no change in the accounting method or in the fair value calculation regarding the interest rate swaps.  The Company has and will continue to determine the fair value of its interest rate swaps in accordance with ASC 820-10, Fair Value Measurements and Disclosures, as disclosed in footnote 3 to our December 31, 2008 consolidated financial statements. The Company identified that it had incorrectly double-counted the accrued interest related to the interest rate swaps. When the Company identified the error, the appropriate adjustments were made as described in our previously filed restatement footnote included in the unaudited condensed consolidated financial statements for the nine months ended September 30, 2009.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165.

Sincerely,

/s/ Matthew D. Bloch

Matthew D. Bloch